Notice to Shareholders

Interest on Shareholders’ Equity

The Board of Directors of Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”), approved today the following:

1)
A cash distribution in the form of dividends payment regarding Fiscal Year 2007, in addition to the previous distribution of Interest on Shareholders’ Equity in the amount of R$123,000,000.00, with the following conditions:

a.	Embraer shareholders will be paid dividends at the rate of R$0.169636 per share and will be tax exempt, equal to R$0.678544 per American Depositary Shares (ADSs)

b.	record date for shares negotiated on the Sao Paulo Stock Exchange (Bovespa) is March 17, 2008 and for the ADSs negotiated on the New York Stock Exchange (NYSE) is March 20, 2008;

c.	the shares will be negotiated on the São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including March 18, 2008; and

d.	the payment of the interest on shareholders’ equity in Brazil will begin on April 30, 2008, and the holders of ADSs will be paid on May 8, 2008, both without any compensation.

2)	The distribution of Interest on Shareholders’ Equity in the First Quarter of 2008 in the aggregate amount of R$ 65,886,579.62, in accordance with the following conditions:

a.
holders of shares will be entitled to interest on shareholders’ equity in the amount of R$0.090868 per share, equal to R$ 0.363472 per American Depositary Shares (ADSs). The interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident of a tax haven, except in the case of holders who are exempt from such tax;

b.
this interest on shareholders’ equity will be included in the calculation of the compulsory dividends to be distributed by the company for the current fiscal year; and the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

c.	record date for shares negotiated on São Paulo Stock Exchange (Bovespa) is March 17, 2008 and for the ADSs negotiated on New York Stock Exchange (NYSE) is March 20, 2008.

d.	the shares will be negotiated on São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest rights, on and including March 18, 2008; and

e.	the payment of the interest on shareholders’ equity in Brazil will begin on April 15, 2008, and the holders of ADSs will be paid on April 23, 2008, both without any compensation.

São José dos Campos, March 7, 2008

/s/ Antonio Luiz Pizarro Manso
Antonio Luiz Pizarro Manso
Executive Vice-President & CFO